VWR Corporation Radnor Corporate Center Building One, Suite 200 100 Matsonford Road Radnor, Pennsylvania 19087

September 29, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom Jennifer Lopez
Dietrich A. King Yolanda Guobadia William Thompson

Re:	VWR Corporation
Registration Statement on Form S-1
Filed June 24, 2014
File Number 333-196996

Ladies and Gentlemen:

VWR Corporation, a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-196996, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on Wednesday, October 1, 2014 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact Robert E. Goedert of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-7317, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

VWR CORPORATION

By:	/s/ George Van Kula
Name:	George Van Kula
Title:	Senior Vice President, Human Resources, General Counsel and Secretary